Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                              (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. ANNOUNCES EARLY RESULTS OF ITS TENDER OFFER AND CONSENT SOLICITATION AND EXTENSION OF EARLY TENDER TIME

MORRISVILLE, N.C. – (June 23, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced that, as of 5:00 p.m., New York City time, on June 22, 2009, the following principal amounts of notes have been tendered and not validly withdrawn in connection with its previously announced cash tender offer and consent solicitation, on the terms and subject to the conditions set forth in the Company's Offer to Purchase and Consent Solicitation Statement dated June 9, 2009, as amended or supplemented from time to time, (the "Offer to Purchase"), for any and all of its outstanding (i) 11% senior notes due 2012 (the "11% Notes"), (ii) 8 ½% senior notes due 2012 (the "8 ½% Notes"), (iii) 12 ¾% senior subordinated notes due 2012 (the "12 ¾% Notes" and together with the 11% Notes and 8 ½% Notes, the "Alliance One Notes"), (iv) 9 ⅝% senior notes due 2011 (the "9 ⅝% Notes"), (v) 7 ¾% senior notes due 2013 (the "7 ¾% Notes") and (vi) 8% senior notes due 2012 (the "8% Notes" and together with the 9 ⅝% Notes and the 7 ¾% Notes, and the Alliance One Notes, the "Notes").

CUSIP No.	Title of Security	Issuer(1)	Principal Amount Outstanding	Principal Amount Tendered	Percentage of Outstanding Amount Tendered
018772AA1 018772AB9	11% Senior Notes due 2012	A	$264,381,000	$257,969,000	97.57%
018772AJ2	8 ½% Senior Notes due 2012	A	$150,000,000	$115,085,000	76.72%
018772AF0	12 ¾% Senior Subordinated Notes due 2012	A	$89,500,000	$82,105,000	91.74%
254394AE9	9 ⅝% Senior Notes due 2011	D	$3,437,000	$3,415,000	99.36%
254394AJ8	7 ¾% Senior Notes due 2013	D	$435,000	$375,000	86.21%
853258AF8	8% Senior Notes due 2012, Series B	S	$6,285,000	$4,285,000	68.18%

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(1)   The issuer of a series of Notes designated with an "A" is Alliance One International, Inc. In 2005, Standard Commercial Corporation ("Standard Commercial") merged with and into DIMON Incorporated ("DIMON"), which changed its name to Alliance One International, Inc. The issuer of a series of Notes designated with a "D" was originally DIMON and the issuer of a series of Notes designated with an "S" was originally Standard Commercial.

Holders of Alliance One Notes validly tendered and not properly withdrawn in the tender offer, including noteholders who tendered their Notes prior to today's announcement, have consented to certain proposed amendments to the indentures governing each of the Alliance One Notes to, among other things, eliminate substantially all of the restrictive covenants, eliminate requirements for subsidiary guarantees and requirements to conduct repurchase offers following certain events, including a change in control, modify redemption notice periods from 30 days to three business days, eliminate or modify certain events of default and certain conditions to defeasance of the Alliance One Notes, and eliminate or modify related provisions contained in the indentures. The Offer to Purchase more fully sets forth these proposed amendments (the "Proposed Amendments"). The Company has entered into supplemental indentures with the trustee under each of the indentures governing the Alliance One Notes to effect the Proposed Amendments. The Proposed Amendments with respect to any series of the Alliance One Notes will become effective and operative upon the Company's acceptance for payment of such Alliance One Notes representing a majority in aggregate principal amount of such Alliance One Notes outstanding and upon the Company's payment of the consent fee.

Alliance One also announced today that it has extended the Early Tender Time (as defined in the Offer to Purchase) from 5:00 p.m., New York City time, on June 22, 2009 to 5:00 p.m., New York City time on June 24, 2009 (as such date and time may be further extended). Holders of Notes who tender and do not validly withdraw their Notes prior to the Early Tender Time will be eligible to receive the consent payment or early tender payment of $30 per $1,000 principal amount of the Notes with respect to the Notes accepted for purchase by Alliance One. Except for the new terms announced today, all terms and conditions of the tender offer remain unchanged.

The Company has retained Credit Suisse Securities (USA) LLC to serve as the dealer manager and solicitation agent for the tender offer and the consent solicitation. Questions regarding the tender offer and the consent solicitation may be directed to 212-538-1862 (collect) or 800-820-1653. Requests for documents may be directed to Global Bondholder Services Corporation, the information agent for the tender offer, which can be contacted at 212-430-3774 (collect) or at 866-488-1500 (toll-free).

Neither Alliance One, nor any member of its Board of Directors, nor the dealer manager nor the information agent is making any recommendation to holders of the Notes as to whether to tender or refrain from tendering their Notes into the tender offer. Noteholders must decide whether they will tender in the offer and, if so, how many Notes they will tender.

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consent with respect to the Notes or with respect to any other securities. The tender offer and consent solicitation is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the tender offer and consent solicitation.

Forward Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.